Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 20, 2016

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To whom it may concern:

We write to inform you that Mr. Oscar José Falleroni, the Alternate Director of our main subsidiary, Banco de Galicia y Buenos Aires S.A., submitted his resignation effective as of January 19, 2016.

Mr. Falleroni stated that his decision was based strictly on personal matters.

Yours faithfully,

A. Enrique Pedemonte

Attorney-in-fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com